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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    -------
                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         NORTHROP GRUMMAN CORPORATION
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            (Exact name of registrant as specified in its charter)


                Delaware                                  95-1055798
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(State of incorporation or organization)              (I.R.S. Employer
                                                     Identification No.)

       1840 Century Park East
       Los Angeles, California                               90067
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(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                  Name of each exchange
to be so registered                                  on which each class
-------------------                                  is to be registered
                                                     -------------------

Preferred Stock Purchase Rights                      Pacific Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [_]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [_]

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)
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Item 1.    Description of Securities to be Registered.
           ------------------------------------------

           On September 16, 1998, the Board of Directors of Northrop Grumman Corporation (the "Corporation") declared a dividend distribution of one
                  -----------
preferred share purchase right (a "Right") for each outstanding share of Common
                                   -----
Stock, par value $1.00 per share (the "Common Shares"), of the Corporation. The
                                       -------------
dividend is payable to the stockholders of record on October 2, 1998 (the "Record Date"), and with respect to Common Shares issued thereafter until the
 -----------
Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Shares"), of the Corporation at a price of $250.00 per one
 ----------------
one-thousandth of a Preferred Share (the "Purchase Price"), subject to
                                          --------------
adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and ChaseMellon
                ----------------
Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), dated as of
                                                    ------------
September 23, 1998.

           Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition
                        -----------------
of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person
 ----------------
is the "Shares Acquisition Date."
        -----------------------

           The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such

                               Page 2 of 8 Pages
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notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right
                                                                 -----
Certificates") will be mailed to holders of record of the Common Shares as of
------------
the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

           The Rights are not exercisable until the Distribution Date and will
           ----------------------------------------------------------
expire at the close of business on October 31, 2008, unless earlier redeemed by the Corporation as described below.

           In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Corporation, its stockholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each
                                                    ---------------
holder of a Right will thereafter have the right (the "Flip-In Right") to
                                                       -------------
receive upon exercise the number of Common Shares or of one one-thousandth of a share of Preferred Shares (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

           In the event that, at any time following the Shares Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the
            ---------------
acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

                               Page 3 of 8 Pages

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     The Purchase Price payable, and the number of Preferred Shares, Common
Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, provided that the holders will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other

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circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such
                                                    --------
redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates.

       All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

       Attached hereto as Exhibit 1 and incorporated herein by reference is a form of the Rights Agreement, dated as of September 23, 1998 between Northrop Grumman Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A --The Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Northrop Grumman Corporation; Exhibit B -- The Form of Right Certificate; and Exhibit C -- The Summary of Rights to Purchase Preferred Shares. The foregoing description of the Rights is qualified by reference to the Rights Agreement and exhibits thereto.

Item 2. Exhibits.
        --------

        1. Rights Agreement, dated as of September 23, 1998 between Northrop Grumman Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Northrop Grumman Corporation, as Exhibit B thereto, the Form of Right Certificate and as

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            Exhibit C thereto, the Summary of Rights to Purchase Preferred
            Shares.

       2. Press Release dated September 22, 1998 announcing the adoption of the Rights Plan.




                               Page 6 of 8 Pages
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            NORTHROP GRUMMAN
                                            CORPORATION


                                            By:  /s/ ALBERT F. MYERS
                                                 -------------------------------
                                                 Name:  Albert F. Myers
                                                 Title: Corporate Vice President
                                                        and Treasurer
Dated: November 13, 1998


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                                 EXHIBIT INDEX
                                 -------------

Exhibit                           Description                         Page
-------                           -----------                         ----

  1. Rights Agreement, dated as of September 23, 1998 between Northrop Grumman Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Northrop Grumman Corporation, as Exhibit B thereto, the Form of Right Certificate and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

  2. Press Release dated September 22, 1998 announcing the adoption of the Rights Plan.

                               Page 8 of 8 Pages